Exhibit 99.1

Azure Power Announces Results for Fiscal Third Quarter 2020

Mauritius, February 11, 2020: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fiscal third quarter 2020, period ended December 31, 2019.

Fiscal Third Quarter 2020 Period Ended December 31, 2019 Operating Highlights:

•	Operating Megawatts (“MW”) were 1,804 MW, as of December 31, 2019, an increase of 54% over December 31, 2018.
•

Operating and Committed Megawatts were 5,300 MW as of quarter ended December 31, 2019, an increase of 73% over the quarter ended December 31, 2018. Subsequent to the end of the quarter, the Company secured orders to exit Letter of Awards (“LOAs”) for 150 MW of projects, for which Power Purchase Agreement (“PPA”) were not signed.

•

Revenue for the quarter ended December 31, 2019 was INR 3,047.3 million (US$ 42.6 million), an increase of 25% over the quarter ended December 31, 2018. The revenues for the quarter ended December 31, 2019 were negatively impacted by INR 213.0 million (US$ 3.0 million) due to power curtailment in Andhra Pradesh and low revenue from the Rooftop business.

•

Net loss for the quarter was INR 1,357.1 million (US$ 19.0 million). The Company had higher losses in the quarter ended December 31, 2019, by INR 994.3 million (US$ 13.9 million), on account of a negative impact of INR 213.0 million (US$ 3.0 million) due to power curtailment in Andhra Pradesh and low revenue from the Rooftop business, higher interest expense* by INR 508.5 million ($7.1 million) and higher general and administrative expense* by INR 272.8 million (US$ 3.8 million) on account of certain charges*.

•

Adjusted EBITDA for the quarter ended December 31, 2019 was INR 2,104.4 million (US$ 29.5 million), an increase of 15% over the quarter ended December 31, 2018. The Adjusted EBITDA for the quarter ended December 31, 2019, was negatively impacted by INR 485.8 million (US$ 6.8 million) due to power curtailment in Andhra Pradesh and low revenue from the Rooftop business amounting to INR 213.0 million (US$ 3.0 million) as well as INR 272.8 million (US$3.8 million) of certain charges* included in general and administrative expenses.

        *As explained below

Key Operating Metrics

       Electricity generation during the quarter and nine-months ended December 31, 2019 was 685.1 million kWh and 1,995.0 million kWh, respectively, an increase of 249.7 million kWh or 57%, over the quarter ended December 31, 2018, and an increase of 786.4 million kWh, or 65%, over the nine-months ended December 31, 2018. The increase in electricity generation was principally a result of additional operating capacity during the period driven by the commissioning of new projects. The Company’s Plant Load Factor “PLF” for the quarter and the nine months ended December 31, 2019, was 17.7% and 18.6%, respectively, compared to 17.9 % and 17.7%, respectively, for the same comparable periods in 2018. The lower PLF in the quarter and nine months was on account of adverse weather conditions due to an extended monsoon season. The Company during the quarter experienced lower revenue due to lower PLF in the rooftop business and some power curtailment in our Andhra Pradesh related projects.  The solar power curtailment in the state of Andhra Pradesh has been occurring since July 2019 and relates to the grid operator (Andhra Pradesh State Load Dispatch Centre) ordering reduced output. The management believes that AP power curtailment is in contempt of a recent court ruling and the company has filed for recovery.

       Project cost per megawatt operating (megawatt capacity per the PPA) consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt (DC) operating for the nine months ended December 31, 2019 decreased by INR 9.8 million (US$ 0.14 million) to INR 34.4 million (US$ 0.48 million) primarily due to lower costs on account of the reduction in solar module prices for the projects commissioned during the period. The project cost per megawatt (AC) operating for the nine months ended December 31, 2019 was INR 47.9 million (US$ 0.67 million), compared to INR 48.5 million, for the nine months ended December 31, 2018, on account of reduction in solar module prices which was partially offset by additional safeguard duties paid by the Company. Excluding the impact of safeguard duties, the DC and the AC costs per megawatt would have been lower by approximately INR 2.5 million (US$ 0.04 million) and INR 4.1 million (US$ 0.06 million), respectively.

       As of December 31, 2019, the Company’s operating and committed megawatts increased by 2,241 MWs to 5,300 MWs compared to December 31, 2018. During the period, the Company exited from a 70 MW project, and received a LOA for 2,000 MWs of new projects. Subsequent to the end of the quarter, the Company secured orders to exit LOA for 150 MWs of projects, for which PPAs were not signed, reducing the operating and committed megawatts to 5,150 MW.

Nominal Contracted Payments

       The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the Company includes those PPAs for projects that are operating or committed.

       The following table sets forth, with respect to the Company’s PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of December 31,
	2018	2019
	INR	INR		US$
Nominal contracted payments (in thousands)	539,383,478	858,580,473	#	12,016,522	#
Total estimated energy output (kilowatt hours in millions)	152,618	266,260	#

            # excludes 150 MW of projects for which exit was secured subsequent to December 31, 2019.

    Nominal contracted payments as of December 31, 2019 increased compared to as of December 31, 2018 as the Company entered into additional PPAs or received a LOA.

Portfolio Revenue Run-Rate

Portfolio revenue run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio revenue run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of December 31,
	2018	2019
	INR	INR		US$
Portfolio revenue run-rate (in thousands)	23,896,380	37,986,559	#	531,652	#
Estimated annual energy output (kilowatt hours in millions)	6,676	11,589	#

            # excludes 150 MW of projects for which exit was secured subsequent to December 31, 2019.

Portfolio revenue run-rate increased by INR 14,090.2 million (US$ 197.2 million) to INR 37,986.6 million (US$ 531.7 million) as of December 31, 2019, as compared to December 31, 2018, due to an increase in operational and committed capacity.

Fiscal Third Quarter 2020 Period ended December 31, 2019 Consolidated Financial Results:

Operating Revenues

         Operating revenues for the quarter ended December 31, 2019 were INR 3,047.3 million (US$ 42.6 million), an increase of 25% from INR 2,430.8 million in the same period in 2018. This increase was driven by the revenue generated from projects which were commissioned during the period after December 31, 2018 until December 31, 2019. The revenues for the quarter ended December 31, 2019 were negatively impacted by INR 213.0 million (US$ 3.0 million) due to power curtailment in Andhra Pradesh and low revenue from the Rooftop business.

       The management believes that AP power curtailment is in contempt of a recent court ruling and the company has filed for recovery.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations for the quarter ended December 31, 2019 increased by 22% to INR 266.5 million (US$ 3.7 million) from INR 219.0 million in the same period in 2018. This increase in the cost of operations was primarily due to an increase in operational expenses from projects commissioned during the period from January 1, 2019 through December 31, 2019. The cost of operations per megawatt was INR 164.0 thousand (US$2.3 thousand) during the quarter, which was 28% lower than the same period in the prior year.

General and Administrative Expenses

General and administrative expenses for the quarter ended December 31, 2019 increased by INR 302.1 million (US$ 4.2 million) to INR 676.4 million (US$ 9.5 million) compared to the same period in 2018. The higher general and administrative expenses included INR 272.8 million (US$ 3.8 million) due to charges related to management transition, interest charges on safeguard duty on import of modules, and provisions on accounts receivable.

        In the quarter ended December 31, 2019, the Company recorded expenses of INR 59.0 million (US$ 0.8 million), related to the grant of stock appreciation rights to its CEO and President and INR 3.2 million (US$ 0.04 million) related to the grant of restricted stock units to certain Independent Directors.

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended December 31, 2019 increased by INR 240.6 million (US$ 3.4 million), or 51%, to INR 716.6 million (US$ 10.0 million) compared to the same period in 2018. The increase relates to the depreciation on capital expenditure on the 54% increase in MWs operating.

Interest Expense, Net

          Net interest expense during the quarter ended December 31, 2019 increased by INR 1,334.0 million (US$ 18.7 million), or 120%, to INR 2,449.8 million (US$ 34.3 million) compared to the same period in 2018. The increase in net interest expense was primarily due to interest expense of INR 568.2 million (US$ 7.9 million) on borrowing related to new projects, charges of INR 385.0 million (US$ 5.4 million) related to settlement of existing loans from the proceeds of our issuance of solar green bonds issued in the quarter ended September 30, 2019, INR 124.0 million (US$ 1.8 million) related to the extinguishment of a debt facility and lower interest income of INR 256.4 million (US$ 3.6 million) on account of lower free cash available during the quarter ended December 31, 2019.

Loss on Foreign Currency Exchange

         The Indian Rupee (“INR”) depreciated against the U.S. dollar by INR 0.35 for every US$ 1.00 (or 0.5%) during the period from September 30, 2019 to December 31, 2019. During the quarter ended December 31, 2019, the Company incurred an expense on foreign exchange of INR 59.6 million (US$ 0.8 million) compared to INR 17.9 million, during the prior year quarter ended December 31, 2018. The Company had higher foreign exchange expenses primarily due to realized gain on foreign currency transactions in the prior comparable period, compared to a net loss in the quarter ended December 31, 2019.

Income Tax Expense

         Income tax expense increased during the quarter ended December 31, 2019 by INR 173.0 million (US$ 2.4 million) to INR 235.5 million (US$ 3.3 million), compared to income tax expense of INR 62.5 million in the same period in 2018. The increase in the income tax expense was primarily on account of higher provision for taxes for our project entities with current year taxable profits, partially offset by the gain on account of adoption of the recently announced tax amendment.

         The Taxation Laws (Amendment) Act, 2019 received the assent of the President on December 11, 2019 and published in the Gazette of India on December 12, 2019. The amendment provides an option for the companies to opt for reduced corporate tax rate of 22% provided they do not claim certain tax benefits under the Income Tax Act. The Company has opted for the reduced tax rate for the subsidiaries which are not eligible for deduction under section 80IA of the Income Tax Act. The above adoption reduced deferred tax assets INR 191.0 million (US$ 2.6 million) and deferred tax liabilities by INR 293.0 million (US$ 4.1 million) in the financial statements for the quarter ended December 31, 2019.

Net Loss

       The net loss for the quarter ended December 31, 2019 increased by INR 1,522.5 million (US$ 21.3 million) to INR 1,357.1 million (US$ 19.0 million) compared to a net profit of INR 165.3 million for the same period in 2018. The higher losses are primarily due to higher provision for accounts receivable, management transition, write offs related to our solar green bonds issued in the previous quarter, higher income tax expenses, partially offset by higher revenue from our projects.

        The Company had higher losses in the quarter ended December 31, 2019, by INR 994.3 million (US$ 13.9 million), on account of a negative impact of INR 213.0 million (US$ 3.0 million) due to power curtailment in Andhra Pradesh and low revenue from the Rooftop business, higher interest expense by INR 508.5 million ($7.1 million) and higher general and administrative expense by INR 272.8 million (US$ 3.8 million).

Cash Flow and Working Capital

        Cash from operating activities for the quarter ended December 31, 2019 was INR 796.7 million (US$ 11.2 million) compared to an outflow of INR 225.4 million for the prior comparable quarter. Cash generation from operating activities for the nine months ended December 31, 2019 was INR 1,839.9 million (US$ 25.8 million) compared to an inflow of INR 789.0 million for the prior comparable period. The improvement from the comparable period in 2018 was due to an increase in operating revenue during the period ended December 31, 2019, partially offset by higher general and administrative and interest expenses.

        During the quarter ended December 31, 2019, the working capital inflow was INR 132.8 (US$ 1.8 million), compared to an outflow of INR 1,215.7 million, for the prior comparable period in 2018. During the nine months ended December 31, 2019, the working capital outflow was INR 732.4 (US$ 10.2 million), compared to an outflow of INR 2,069.0 million, for the nine months ended December 31, 2018.

       The Company’s days receivable improved during the current quarter and were 119 days, as of December 31, 2019, as compared to 129 days as of September 30, 2019.

Cash used in investing activities for the nine-months ended December 31, 2019 was INR 21,940.8 million (US$ 307.1 million), compared to INR 13,114.3 million for the comparable period in 2018, primarily on account of higher purchases of property plant and equipment for new solar projects amounting by INR 2,249.5 million (US$ 31.5 million) and investment in mutual funds amounting to INR 6,577.3 million (US$ 92.1 million). During the quarter ended December 31, 2019, the cash used in investing activities was INR 6,595.3 million (US$ 92.3 million), primarily on account of higher investment in mutual funds, partially offset by lower capital expenditures, compared to INR 5,565.0 million, in the comparable period in 2018. During the quarter ended December 31, 2019, the Company incurred INR 2,488.4 million (US$ 34.8 million) on account of capital expenditures compared to INR 8,779.0 million, in the comparable period in 2018.

       Cash from financing activities was INR 15,911.5 million (US$ 222.7 million) for the nine months ended December 31, 2019 compared to INR 25,114.4 million for the comparable period in 2018, primarily due to public issuance of equity shares last year of INR 13,574.2 million against the private placement issue of INR 5,314.4 million in the current period and an outflow related to debt refinancing and hedging. Cash used in financing activities for the quarter ended December 31, 2019, was INR 13,854 million (US$ 193.9 million) compared to cash from investing activities of INR 16,657.1 million in the prior comparable period in 2018 on account of repayment of loans post issuance of solar green bonds during the quarter ended September 30, 2019.

Liquidity Position

        As of December 31, 2019, the Company had INR 11,310.1 million (US$ 158.3 million) of cash, cash equivalents and current investments. The Company had undrawn project debt commitments of INR 22,188.2 million (US$ 310.5 million) as of December 31, 2019.

Adjusted EBITDA

Adjusted EBITDA was INR 2,104.4 million (US$ 29.5 million) for the quarter ended December 31, 2019, compared to INR 1,837.5 million for the quarter ended December 31, 2018. The increase was primarily due to the increase in revenue during the quarter ended December 31, 2019, partially offset by higher expenses related to operations and general and administrative expenses.

        The Adjusted EBITDA for the quarter ended December 31, 2019, was negatively impacted by INR 485.8 million (US$ 6.8 million) due to power curtailment in Andhra Pradesh and low revenue from the Rooftop business amounting to INR 213.0 million (US$ 3.0 million), as well as, INR 272.8 million (US$3.8 million) of certain charges included in general and administrative expenses.

Other Company matters

        During the quarter ended December 31, 2019, the Company made a US$75 million private placement and issued 6,493,506 equity shares at US$11.55 per share to Caisse de depot et placement du Quebec (CDPQ).  Following this transaction, CDPQ's equity interest in the Company increased from 41.4% to 49.4%. The Company total shares outstanding increased to 47,636,078 shares outstanding as on the date of issuance.

        Subsequent to the quarter ended December 31, 2019, the Company rightsized its employee strength. The Company does not expect any material impact on its results of operations due to the costs associated with the same.

        The Company had initiated the process for buy-back of shares that it did not hold in Azure Power India Private Limited (AZI), its subsidiary. AZI sent buy-back notice to the Promoter Shareholders for buy-back of shares. The Company and its subsidiary (AZI) received an arbitration notice from the promoter shareholders claiming that share price contained in the buyback offer is not true or fair market price of the sponsor securities.

        During the month of January 2020, the Company received an arbitration notice from the Promotor Shareholder regarding certain payments to be received by him, under the transition agreement. The Company disputes such payments to be made to the Promoter Shareholder and has filed its response to the notice of arbitration.

       The Company is confident that the outcome of the above-mentioned ongoing arbitrations shall be favourable.

Guidance for Fiscal Year 2020

The following statements are based on the Company’s current expectations. These statements are forward-looking and actual results may differ materially. With a robust pipeline and strong execution capabilities, the Company expects to continue to deliver high growth for fiscal year ending March 31, 2020. For fiscal year ending March 31, 2020, the Company continues to expect to have between 1,800 – 1,825 MWs operational. In addition, the Company is reiterating its guidance of revenues of between INR 12,770 – 13,350 million (or US$ 178– 187 million at the December 31, 2019 exchange rate of INR 71.45 to US$ 1.00) for fiscal year ending March 31, 2020.

Guidance for Fiscal Year 2021

     The following statements are based on the Company’s current expectations. These statements are forward-looking and actual results may differ materially. For fiscal year ending March 31, 2021, the Company expects to have between 2,650 – 2,950 MWs operational and revenues of between INR 15,800 – 16,600 million (or US$ 221– 232 million at the December 31, 2020 exchange rate of INR 71.45 to US$ 1.00) for fiscal year ending March 31, 2021.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Wednesday, February 12, 2020 at 8:30 a.m. U.S. Eastern Time. The conference call can be accessed live by dialing 1-888-317-6003 (in the U.S.) and 1-412-317-6061 (outside the U.S.) and entering the passcode 8536758.

Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Wednesday, February 19, 2020 and can be accessed by dialing 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay passcode 10138853. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations following the call

Exchange Rates

     This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 71.45 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a relatively new public company; its ability to attract and retain its relationships with third parties, including its solar partners; the Company’s ability to meet the covenants in its debt facilities; meteorological conditions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time.  Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won a reverse auction but has yet to receive a letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange (e) mutual fund income. The Company believes Adjusted EBITDA is useful to investors in assessing the Company’s ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

The Company’s management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•	it does not reflect changes in, or cash requirements for, working capital;
•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•	it does not reflect payments made or future requirements for income taxes; and
•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com . For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(INR and US$ amounts in thousands, except share and par value data)

	As of March 31,	As of December 31,
	2019	2019	2019
	(INR)	(INR)	(US$)
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	10,537,581	6,166,732	86,308
Investments in available for sale securities	7,408	5,143,359	71,985
Restricted cash	2,167,827	2,716,768	38,023
Accounts receivable, net	3,307,076	3,957,866	55,394
Prepaid expenses and other current assets	1,380,314	1,093,852	15,309
Total current assets	17,400,206	19,078,577	267,019
Restricted cash	1,280,323	790,150	11,059
Property, plant and equipment, net	83,444,529	95,726,575	1,339,770
Software, net	63,715	67,086	939
Deferred income taxes	2,406,525	2,048,500	28,670
Right-of-use assets	—	4,024,496	56,326
Other assets	4,268,462	5,867,451	82,120
Total assets	108,863,760	127,602,835	1,785,903
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	2,824,843	1,676,171	23,459
Accounts payable	3,477,382	1,862,411	26,066
Current portion of long-term debt	7,288,995	2,297,807	32,160
Income taxes payable	93,688	143,112	2,003
Interest payable	919,627	835,861	11,699
Deferred revenue	99,065	113,937	1,595
Other liabilities	2,301,669	1,652,296	23,123
Total current liabilities	17,005,269	8,581,595	120,105
Non-current liabilities:
Long-term debt	61,658,403	81,559,177	1,141,486
Deferred revenue	1,800,155	1,933,143	27,056
Deferred income taxes	2,053,808	2,090,782	29,262
Asset retirement obligations	665,146	709,369	9,928
Leases liabilities	—	3,487,948	48,817
Other liabilities	283,728	324,930	4,548
Total liabilities	83,466,509	98,686,944	1,381,202
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 41,040,028 and 47,636,078 shares issued and outstanding as of March 31, 2019 and December 31, 2019, respectively	1,773	2,065	29
Additional paid-in capital	32,186,606	37,571,931	525,849
Accumulated deficit	(6,311,095)	(8,211,786)	(114,931)
Accumulated other comprehensive loss	(747,545)	(671,796)	(9,402)
Total APGL shareholders’ equity	25,129,739	28,690,414	401,545
Non-controlling interest	267,512	225,477	3,156
Total shareholders’ equity	25,397,251	28,915,891	404,701
Total liabilities and shareholders’ equity	108,863,760	127,602,835	1,785,903

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(INR and US$ amounts in thousands, except share and per share data)

	Unaudited			Unaudited
	Three months ended December 31,			Nine months ended December 31,
	2018	2019	2019	2018	2019	2019
	INR	INR	US$	INR	INR	US$
Operating revenues:
Sale of power	2,430,776	3,047,280	42,649	7,079,008	9,283,191	129,926
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	218,951	266,504	3,730	613,241	817,147	11,437
General and administrative	374,282	676,399	9,467	864,816	1,734,590	24,277
Depreciation and amortization	475,973	716,593	10,029	1,627,108	2,010,319	28,136
Total operating costs and expenses:	1,069,206	1,659,496	23,226	3,105,165	4,562,056	63,850
Operating income	1,361,570	1,387,784	19,423	3,973,843	4,721,135	66,076
Other expense, net:
Interest expense, net	1,115,802	2,449,781	34,287	3,446,300	5,932,676	83,033
Loss on foreign currency exchange, net	17,884	59,605	834	458,950	324,528	4,542
Total other expenses, net	1,133,686	2,509,386	35,121	3,905,250	6,257,204	87,575
Profit/(Loss) before income tax	227,884	(1,121,602)	(15,698)	68,593	(1,536,069)	(21,499)
Income tax expense	(62,545)	(235,528)	(3,296)	(171,056)	(406,657)	(5,691)
Net Profit/(Loss)	165,339	(1,357,130)	(18,994)	(102,463)	(1,942,726)	(27,190)
Less: Net income/(loss) attributable to non-controlling interests	22,336	(15,725)	(220)	42,111	(42,036)	(588)
Net Profit/(Loss) attributable to APGL equity shareholders	143,003	(1,341,405)	(18,774)	(144,574)	(1,900,690)	(26,602)
Net Profit/(Loss) per share attributable to APGL equity Stockholders
Basic and Diluted	3.59	(31.62)	(0.44)	(4.75)	(45.77)	(0.64)
Shares used in computing basic and diluted per share amounts
Equity shares: Basic and diluted	39,745,291	42,427,002		30,466,892	41,522,750

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in thousands)

	Unaudited			Unaudited
	Three months ended December 31,			Nine months ended December 31,
	2018	2019	2019	2018	2019	2019
	INR	INR	US$	INR	INR	US$
Net cash (used in)/provided by operating activities	(225,385)	796,708	11,151	789,008	1,839,887	25,751
Net cash used in investing activities	(5,565,048)	(6,595,263)	(92,306)	(13,114,270)	(21,940,814)	(307,079)
Net cash provided by/(used in) financing activities	16,657,130	(13,854,005)	(193,898)	25,114,391	15,911,491	222,694

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(INR and US$ amounts in thousands)

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

	Unaudited			Unaudited
	Three months ended December 31,			Nine months ended December 31,
	2018	2019	2019	2018	2019	2019
	INR	INR	US$	INR	INR	US$
Net Profit/(Loss)	165,339	(1,357,130)	(18,994)	(102,463)	(1,942,726)	(27,190)
Income tax expense	62,545	235,528	3,296	171,056	406,657	5,691
Interest expense, net	1,115,802	2,449,781	34,287	3,446,300	5,932,676	83,033
Depreciation and amortization	475,973	716,593	10,029	1,627,108	2,010,319	28,136
Loss on foreign currency exchange, net	17,884	59,605	834	458,950	324,528	4,542
Adjusted EBITDA	1,837,543	2,104,377	29,452	5,600,951	6,731,454	94,212